Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 28, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on October 27, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 27, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
October 28, 2008		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE FIRST

EXTRAORDINARY GENERAL MEETING OF 2008

AND

APPOINTMENT OF DIRECTORS

•

The Board of Directors of the Company is pleased to announce that all the proposed resolutions set out in the notice of the EGM dated 11 September 2008 were duly passed by way of poll at the EGM held on 27 October 2008.

•

Following the approval by the shareholders of the Company at the EGM and with the approval of the CIRC, the Board of Directors of the Company is pleased to announce that Mr. Miao Jianmin has been appointed as a Non-Executive Director of the Company, and Mr. Lin Dairen and Ms. Liu Yingqi have been appointed as Executive Directors of the Company, with effect from 27 October 2008.

VOTING RESULTS AT THE FIRST EXTRAORDINARY GENERAL MEETING OF 2008 HELD ON 27 OCTOBER 2008

The first extraordinary general meeting of 2008 (the “EGM”) of China Life Insurance Company Limited (the “Company”) was held on Monday, 27 October 2008 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China (the “PRC”).

There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM. The shareholders and authorized proxies holding an aggregate of 21,070,139,498 shares, representing 74.545761% of the total voting shares of the Company were present at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The EGM was chaired by Mr. Yang Chao, Chairman of the Board of Directors of the Company.

Commission File Number 001-31914

At the EGM, the Chairman demanded a poll vote in respect of the resolutions set out in the notice of the EGM dated 11 September 2008.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions			No. of Votes (%)			Total Number of Votes
			For	Against	Abstain
As ordinary resolution:
1	a.	To consider and approve the appointment of Mr. Miao Jianmin as a Non-Executive Director of the Company.	21,038,020,660	32,098,908	19,930	21,070,139,498
			(99.847562%)	(0.152343%)	(0.000095%)
		The resolution was duly passed as an ordinary resolution.
	b.	To consider and approve the appointment of Mr. Lin Dairen as an Executive Director of the Company	21,040,644,765	29,487,223	7,510	21,070,139,498
			(99.860016%)	(0.139948%)	(0.000036%)
		The resolution was duly passed as an ordinary resolution.
	c.	To consider and approve the appointment of Ms. Liu Yingqi as an Executive Director of the Company	21,040,644,465	29,488,033	7,000	21,070,139,498
			(99.8600156%)	(0.139952%)	(0.000033)%
		The resolution was duly passed as an ordinary resolution.

As special resolution:

2		To consider and approve the proposed amendments to the Articles of Association of the Company as set out in item (2) of the notice of the EGM dated 11 September 2008.	21,058,793,671 (99.946152%)	927,490 (0.004402%)	10,418,337 (0.049446%)	21,070,139,498

		The resolution was duly passed as a special resolution. The amended Articles of Association shall come into effect following the relevant approvals from the China Insurance Regulatory Commission (the “CIRC”) are obtained.
		The full text of the resolutions is set out in the notice of the EGM dated 11 September 2008.
		Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

Commission File Number 001-31914

APPOINTMENT OF DIRECTORS

Following the approval by the shareholders of the Company at the EGM and with the approval of the CIRC, the Board of Directors of the Company is pleased to announce that Mr. Miao Jianmin has been appointed as a Non-Executive Director of the Company, and Mr. Lin Dairen and Ms. Liu Yingqi have been appointed as Executive Directors of the Company, with effect from 27 October 2008.

In addition, on 27 October 2008, the Board of Directors of the Company has approved the appointment of Mr. Miao as a member of the Nomination and Remuneration Committee, Mr. Lin as a member of the Strategy Committee and Ms. Liu as a member of the Risk Management Committee, with effect from 27 October 2008.

Biographical details of the newly appointed Directors are as follows.

Mr. Miao Jianmin ( )

Mr. Miao Jianmin, aged 43, became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Insurance Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China. From August 1999 to December 2005, Mr. Miao had served as an Executive Director, Director, Assistant to the General Manager and Deputy General Manager of China Insurance H.K. (Holding) Company Limited, and concurrently served as the President of China Insurance International Holdings Company Limited, Director and President of China Insurance Group Asset Management Company Limited of Hong Kong ( ), Chairman of Sino-Re Reinsurance Brokers Ltd ( ), and Chairman of China Insurance Group Investment and Holding Company Limited ( ) and Chairman of Tai Ping Insurance Company Limited ( ). During the period from July 1995 to August 1999, Mr. Miao acted as the Deputy General Manager of the Investment Division of China Insurance H.K. (Holding) Company Limited and China Reinsurance (Hong Kong) Company Limited ( ). From February 1989 to July 1995, he served as a member and the Deputy Division Chief of the Overseas Division of the former PICC, and the Deputy Division Chief of the Secretarial Division of PICC’s Office. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Miao will enter into a service contract with the Company. Mr. Miao’s term shall be effective on its commencement date and expire on the expiry of the term of the current session of the board of directors, and is renewable upon re-election when it expires. As a Non-executive Director of the Company, Mr. Miao will not receive any director’s fee, committee fee or compensation from the Company.

Commission File Number 001-31914

Save as disclosed above, Mr. Miao has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Miao which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Mr. Lin Dairen ( )

Mr. Lin Dairen, aged 50, became a Vice President of the Company in 2003. Mr. Lin has served as the Executive Director and President of China Life Pension Company Limited from November 2006. He was the General Manager of former China Life Insurance Company, Jiangsu branch from 2001 to 2003 and Deputy General Manager of former China Life Insurance Company, Jiangsu branch from 1999 to 2001. From 1996 to 1999, he was the Deputy General Manager of former PICC Life, Jiangsu branch. From 1994 to 1996, he was the Division Chief of the Life Insurance Division of former PICC, Jiangsu branch, and Deputy General Manager of Nanjing Life Insurance Company Limited. From 1989 to 1994, he was the Deputy Division Chief of Life Insurance Division of former PICC, Jiangsu branch. From 1987 to 1989, he was the Deputy Manager of Life Insurance Division of former PICC, Jiangsu branch. From 1982 to 1987, he was the Section Chief, Deputy Section Chief and Section Member of Domestic Sales Department of former PICC, Jiangsu branch. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, has 27 years of experience in insurance industry in China and has accumulated extensive experience in operation and management.

Ms. Liu Yingqi ( )

Ms. Liu Yingqi, aged 50, became a Vice President of the Company in January 2006. She has concurrently served as a Director of China Life Pension Company Limited from November 2006, as well as the Secretary to the Board of Directors of the Company from May 2008. She also serves as the Director of the Insurance Institute of China. Ms. Liu was the Chairperson of the Board of Supervisors of the Company between August 2003 and January 2006. Ms. Liu became the General Manager of Group Insurance Department of former China Life Insurance Company, Deputy General Manager of former China Life Insurance Company, Anhui branch and Deputy General Manager of former China Life Insurance Company, Hefei Branch (General Manager rank) from 1997. Prior to this, Ms Liu worked with former PICC’s Anhui branch, where she served as both Division Chief of the Accident Insurance Division and Deputy Division Chief of the Life Insurance Division. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 20 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management.

Commission File Number 001-31914

Each of Mr. Lin and Ms. Liu will enter into a service contract with the Company. Both Mr. Lin and Ms Liu’s term shall be effective on its commencement date and expire on the expiry of the term of the current session of the board of directors, and is renewable upon re-election when it expires.

Currently, the emoluments of the Company’s Executive Directors are as follows: an Executive Director does not receive director’s fee but receive corresponding emolument in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The emolument of Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme and it will become effective upon approval by the Board of Directors.

Save as disclosed above, Mr. Lin and Ms. Liu have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected with any directors, senior management or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Lin and Ms. Liu which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

By Order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 27 October 2008